Exhibit 99.3

Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the “Company”)

810 - 789 West Pender Street

Vancouver, B.C. V6C 1H2

Item 2Date of Material Change

February 3, 2021

Item 3News Release

The new release was filed on SEDAR, disseminated through the facilities of GlobeNewswire and posted to the Company’s disclosure hall with the Canadian Securities Exchange (the “CSE”).

Item 4Summary of Material Change

On February 3, 2021, the Company issued a US$6,120,000 principal amount debenture to an arm’s-length investor by way of a private placement (the “Debenture”) for gross proceeds to the Company of US $6,000,000. The Debenture is not convertible, unsecured and bears interest at the rate of 7% per annum. The principal amount of the Debenture and accrued interest is payable on April 1, 2022. The lender retained US $120,000 on the principal amount of the Debenture and was issued 1,000,000 warrants (“Warrants”) to purchase common shares at price of CDN $1.20 for a period of two years.

Item 5Full Description of Material Change

5.1Full Description of Material Change

On February 3, 2021, the Company closed a Debenture unit financing to an arm’s-length investor on a private placement basis. The Debenture is not convertible, unsecured and bears interest at the rate of 7% per annum. The principal amount of the Debenture and accrued interest is payable on April 1, 2022.

The Company intends to utilize the proceeds from the private placement for the following:

1) The expansion of its Platinum Vape business as it prepares for its launch in Arizona;

2) Funding certain pre-closing operational plans for its previously announced acquisition of a THC Cultivation Center License and Associated Assets in Illinois;

3) General corporate and working capital.

The Debenture unit consists of a USD $6,120,000 principal amount of Debenture and 1,000,000 common share purchase Warrants netting the Company approximately US $6,000,000 after fees and expenses. Each Warrant is exercisable into one common share of the Company at a price of CDN$1.20 for a period of 2 years from the date of issuance. All securities issued in connection with the Private Placement will be subject to a four-month hold period under securities laws.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Johannes van der Linde, Director  and CFO
Phone:  604‐687‐2038

Item 9Date of Report

February 8, 2021.